UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

———————

FORM N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(a) OF

THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:

Old Mutual Global Shares Trust (a Delaware Statutory Trust)

Address of Principal Business Office (No. & Street, City, State, and Zip Code):

Grayston Ridge Office Park, Block A, First Floor

144 Katherine Street

Sandton, 2196

South Africa

Telephone Number (including area code):

(27) 11-5626011

Name and address of agent for service of process:

Corporation Service Company

2711 Centerville Road

Suite 400

Wilmington, Delaware 19808

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

YES ☑   NO ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has duly caused this notification of registration to be duly signed on its behalf in the City of New York and State of New York on the 1st day of June, 2009.

OLD MUTUAL GLOBAL SHARES TRUST

By:	/s/ Betserai Tendai Musikavanhu
Betserai Tendai Musikavanhu
Sole Trustee

Attest:

/s/ Stuart M. Strauss
Stuart M. Strauss Attorney-In-Fact